  EXHIBIT 99.1

April 2, 2020	News Release 20-04

Pretivm COVID-19 Response and Financial Position

Vancouver, British Columbia, April 2, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) remains committed to the safety and health of our workforce and neighbouring communities in northwest British Columbia. The Brucejack Mine continues to operate under the strict guidance and directives of federal, provincial and regional health authorities. There are no confirmed cases of COVID-19 at Brucejack.

Brucejack Mine Operations

Brucejack Mine Personnel

A significant number of steps have been taken to protect the site workforce and limit the risk of COVID-19 exposure for crews, and in turn their families and communities. In order to minimize the number of individuals on site at Brucejack, only personnel necessary to support gold production will continue to work at the mine. Consequently, all capital projects and expansion drilling have been placed on hold and crews have been demobilized. In order to decrease the frequency of crew changes and travel required, crew rotations for most departments have been increased to three weeks on and three weeks off (or potentially three weeks on and one week off, pending Ministry approval) from two weeks on and two weeks off.

As Brucejack is a remote mining operation, the risk to operations from travel restrictions can be significant. Contingency plans are in place should the number of employees available for operations be limited. Mine operations will prioritize gold production over development, and the mill will operate at reduced production rates should the ore supply be insufficient to operate at 3,800 tonnes per day on a continuous basis. Safety is and will remain the number one priority.

Enhanced health checks by qualified health professionals are being conducted for all personnel prior to boarding transportation to and from Brucejack, and additional crew buses are in service to ensure social distancing during transit. Social distancing protocols are in force at all site facilities, and “high-touch” surfaces are being disinfected with increased frequency.

Supplies and Inventory

At present interruptions to the supply chain are not anticipated. Grinding media is currently the limiting factor for Mill consumables, and there is an approximately two-month supply on hand with additional grinding media on order. For mining, emulsion for blasting is the limiting factor as on site storage is limited to approximately five to seven days of product depending on usage levels. Deliveries are made on a scheduled basis to Brucejack from a supplier located within British Columbia. Supply chains are being monitored and increased inventory levels have been established with supplies on order accordingly.

Dore and Concentrate Sales

Doré and flotation concentrate sales are proceeding as planned without any disruptions to date. With multiple off-takers for both doré and flotation concentrate, no sales disruptions are anticipated at this time.

COVID-19 Preparedness and Site Health Protocols

Brucejack’s medical staff include remote-care nurses and advanced-care paramedics under the guidance of two off-site physicians; physicians are on-call to provide guidance or instruction to on-site staff as needed. The site is equipped for emergency medical evacuation, including cases suspected to be contagious. Brucejack’s camp facilities support self-isolation. If any individual experiences symptoms suggestive of COVID-19 (sore throat, fever, sneezing, or coughing), the individual will remain in quarantine for a proscribed duration and under the evaluation of medical staff. An evacuation plan has been established to respond to cases when directed by Northern Health (British Columbia), the regional authority.

Clinic staff are monitoring the COVID-19 crisis and are engaged with Northern Health to continuously discuss and manage Pretivm’s operational protocols.

Finance Update

At March 31, 2020, cash on hand was approximately $40 million, with an additional $16 million remaining undrawn on the revolving credit facility. As a precautionary measure, a request was submitted to draw down the remaining $16 million from the revolving credit facility subsequent to the end of the quarter.

At this time Pretivm has $183.3 million outstanding on the term credit facility and, following the draw of $16 million, will have $200 million drawn and committed on the revolving credit facility. For the remainder of this year, three quarterly payments of approximately $16.7 million remain to be made on the term credit facility and interest remains payable on the outstanding amounts of the term and revolving credit facilities.

COVID-19 Impact on Production

COVID-19 did not impact first quarter gold production. Looking ahead, COVID-19 may have a significant impact on production if the Company is not able to maintain operations. The Company currently expects a modest impact on costs should operations continue with enhanced safety measures in effect.

Local Communities

Pretivm realizes that the remote and dispersed communities of northwest British Columbia are at particular risk as a result of the COVID-19 pandemic, as access to healthcare can be a geographical challenge. Pretivm is committed to mitigating the risk of exposure to its staff, their families and neighboring communities in the region. Pretivm is engaging with local communities to address concerns as well as to share and develop strategies to address the challenges posed by COVID-19.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person as defined in NI 43-101 responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek
Troy Shultz
President & CEO
Manager, Investor Relations &Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “ “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: anticipated operational and financial impacts from the COVID-19 pandemic; our COVID-19 response and contingency plans and anticipated effects thereof; production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to achievement of steady state production of, 3,800 tonnes per day production rate; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: future impacts of the COVID-19 pandemic and government response to such pandemic; our ability to continue operations at Brucejack in lieu of the pandemic and the risk of future shut downs as a result thereof; the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic; escalation of travel restrictions on people or products; uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risk in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation requirements; our ability to identify and successfully integrate any material properties we acquire; currency fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; the ability of our new executive to successfully transition into their new roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under U.S. federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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